Page 1 of 71 pages


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                           (Initial Filing)

                                     National Gypsum Company
                                    (Name of Issuer)

                                  Common Stock, $.01 par value
                              (Title of Class of Securities)

                                              636317109
                                     (CUSIP Number)


                          Paul J. Polking, NationsBank Corporation,
          NationsBank Corporate Center, Charlotte, NC 28255 (704) 386-2400 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                      November 15, 1994
                    (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                   This document contains 71 pages.
                                 The exhibit index begins on page 9.

                                            SCHEDULE 13D

       CUSIP NO. 636317109                        PAGE 2 OF 71 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NATIONSBANK CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a) [X]
                                                                                                       (b) [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT  TO ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NC

               7    SOLE VOTING POWER

                    8,799

 NUMBER OF     8    SHARED VOTING POWER
  SHARES
BENEFICIALLY        0
 OWNED BY
 REPORTING     9    SOLE DISPOSITIVE POWER
   EACH
  PERSON            6,646
   WITH

              10   SHARED DISPOSITIVE POWER

                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,799

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 0.1%

14   TYPE OF REPORTING PERSON

    CO

                                                             Page 3 of 71 pages

      Item 1.   Security and Issuer.

           This Statement on Schedule 13D (this "Statement") relates to the Common Stock, $.01 par value per share ("Common Stock"), of National Gypsum Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2001 Rexford Road, Charlotte, North Carolina 28211.


      Item 2.   Identity and Background.

           This Statement is filed by NationsBank Corporation, a North Carolina corporation (the "Reporting Person"). The Reporting Person is a registered bank holding company, and the address of its principal business and principal office is NationsBank Corporate Center, Charlotte, North Carolina 28255.

           Certain information regarding the Reporting Person's directors and executive officers is set forth in Exhibit 1 hereto, which is incorporated by reference herein. All of the individuals listed in
      Exhibit 1 are citizens of the United States.

           During the last five years, neither the Reporting Person nor any of the individuals listed in Exhibit 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


       Item 3.  Source and Amount of Funds or Other Consideration.

           All of the 8,799 shares of Common Stock reported as beneficially owned by the Reporting Person (which includes 103 shares purchaseable under warrants) are held in fiduciary capacities by banking affiliates of the Reporting Person. The Reporting Person expressly disclaims beneficial ownership of all such shares of Common Stock.

           The information set forth in Item 4 hereof is incorporated by reference herein.

                                                             Page 4 of 71 pages

      Item 4.  Purpose of Transaction.

           On   November  15,  1994,  the  Reporting  Person  and  its  banking affiliate, NationsBank of North Carolina, N.A., issued a commitment letter to Delcor, Inc., a Delaware corporation ("Delcor"), to provide equity and debt financing to partially fund Delcor's proposal to acquire all of the outstanding shares of Common Stock and warrants to purchase shares of Common Stock held by other security holders in a negotiated merger transaction at a price per share of $43.50. A copy of such commitment letter (the "Financing Commitment") is filed as Exhibit 2 hereto.

           The terms of Delcor's proposal are set forth in a letter from Delcor addressed to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 3 (the "Proposal"). The Proposal provides that such acquisition (the "Acquisition") would be effected by means of a merger of the Issuer with a corporation formed by Delcor for that purpose ("Newco") or with a wholly owned subsidiary of Newco. In addition, the Proposal provides that the Acquisition would be effected pursuant to a definitive merger agreement to be negotiated with the Issuer. The Proposal provides that the merger agreement will contain what Delcor regards as customary or expected conditions, such as the obtaining of necessary regulatory approvals and third-party consents, if any; absence of certain changes; and approval by the Issuer's board of directors and adoption by the Issuer's stockholders of the merger agreement pursuant to Sections 203(a) and 251 of the Delaware General Corporation Law. The Proposal also provides that the merger agreement will contain a condition that matters relating to the possible financial impact, if any, of the motions of the NGC Settlement Trust dated October 5, 1994 in In re National Gypsum Company pending in United States Bankruptcy Court for the Northern District of Texas (Dallas Division) be resolved to Delcor's satisfaction and that certain other environmental and bankruptcy matters be resolved to Delcor's satisfaction.

           Under the Financing Commitment, the Reporting Person has committed to purchase $100 million of non-voting preferred stock (with detachable warrants) of Newco. In addition, the Reporting Person has committed to purchase shares of non-voting common stock of Newco at a total price of approximately $34.1 million. Under the Financing Commitment, NationsBank of North Carolina, N.A. has committed to provide to Newco up to $187.5 million of a $375 million senior term loan and revolving credit financing. The Financing Commitment is subject to certain conditions, including satisfaction of the Reporting Person as to the financial impact on the Issuer of certain asbestos, bankruptcy and environmental matters. The terms of the Financing Commitments are incorporated by reference herein. The Reporting Person intends to use working capital to provide funds under the Financing Commitment.

           The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions.

           On November 15, 1994, First Union Corporation and First Union National Bank of North Carolina also issued a commitment letter (the "First Union Commitment") to Delcor to provide an equal amount of equity and debt financing to fund the Proposal. A copy of the First Union Commitment is filed as Exhibit 4 hereto. Under the First Union Commitment, First Union Corporation has committed to purchase $100

                                                             Page 5 of 71 pages

      million  of  non-voting  preferred stock  (with  detachable  warrants) of
      Newco. In addition, under the First Union Commitment, First Union Corporation has committed to contribute the 784,999 shares of Common Stock held by it to Newco in exchange (on a share-for-share basis) for non-voting common stock. Under the First Union Commitment, First Union National Bank of North Carolina has committed to provide to Newco up to $187.5 million of a $375 million senior term debt and revolving credit financing. The First Union Commitment indicates that it is subject to certain conditions, including satisfaction as to the financial impact on the Issuer of certain asbestos, bankruptcy and environmental matters. The information set forth in the First Union Commitment is incorporated by reference herein.

           On November 15, 1994, Delcor accepted the Financing Commitment and the First Union Commitment.


      Item 5.  Interest in Securities of the Issuer.

           (a) The Reporting Person may be deemed to beneficially own 8,799 shares of Common Stock, or less than 0.1 percent of the outstanding shares of Common Stock of the Issuer on the basis of 20,362,413 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1994. All of such shares are held in fiduciary capacities by banking affiliates of the Reporting Person, and the Reporting Person expressly disclaims beneficial ownership of such shares. An additional 15,800 shares of Common Stock are held in fiduciary capacities by banking affiliates of the Reporting Person, and such banking affiliate does not have or share the power to vote or direct the disposition of such shares. The Reporting Person expressly disclaims beneficial ownership of such 15,800 shares. To the best of the Reporting Person's knowledge, none of the individuals listed in
      Exhibit 1 beneficially owns any shares of Common stock, except as follows: (i) Meredith R. Spangler, a director of the Reporting Person, is a director of Golden Eagle Industries, Inc. which has reported beneficial ownership, individually and through its wholly owned subsidiary, Delcor, of 5,960,193 shares of Common Stock, and Mrs. Spangler's spouse holds an option to acquire 5,000 shares of Common
      Stock, and (ii) the spouse of Charles W. Coker, a director of the Reporting Person, holds 1,000 shares of Common Stock. Mrs. Spangler and Mr Coker, respectively, disclaim beneficial ownership of such shares.

           As a result of the Financing Commitment and the First Union Commitment, the Reporting Person, Delcor and First Union Corporation may be deemed members of a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that beneficially owns all of the shares of Common Stock beneficially owned by each member of such group. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Delcor (including those shares beneficially owned by Lafarge Coppee S.A. and its affiliates, as described in Exhibit 5 hereto) and First Union Corporation. Delcor may be deemed to beneficially own 5,960,193 shares of Common Stock (or 29.3 percent of the outstanding shares of Common Stock on the basis of 20,362,413 shares outstanding). First Union Corporation may be deemed to beneficially own 820,735 shares of Common Stock (or 4.0 percent of the outstanding shares of Common Stock on the basis of 20,362,413 shares

                                                             Page 6 of 71 pages

      outstanding).   The information  contained  herein  with  respect to  the
      beneficial ownership of Common Stock by First Union Corporation and Delcor was obtained from public filings under the Securities Exchange Act of 1934, as amended, or was provided to the Reporting Person by the relevant party. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information.

           (b) The following table sets forth, with respect to each of the Reporting Person, Delcor and First Union Corporation the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition. (An additional 15,800 shares of Common Stock are held in fiduciary capacities by banking affiliates of the Reporting Person, and such banking affiliates do not have or share the power to vote or direct the disposition of such shares. The Reporting Person expressly disclaims beneficial ownership of such 15,800 shares.)


                                   Sole            Shared        Sole Power     Shared Power
           Person               Voting Power    Voting Power     to Dispose      to Dispose

       Reporting Person             8,799                0             6,646             0
       Delcor                           0        5,960,193                 0     3,872,235
       First Union Corporation    820,735                0           813,735         5,500


           The information contained herein with respect to the beneficial ownership of Common Stock by First Union Corporation and Delcor and the information set forth in Exhibits 5 and 6 were obtained from public filings under the Securities Exchange Act of 1934, as amended, or were provided to the Reporting Person by the relevant party. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information. The information set forth in Exhibits 5 and 6 hereto is incorporated herein by reference.

           (c)  None.

           (d)  Not applicable.

           (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The  information  set   forth  in  Item  4   of  this  Amendment  is
      incorporated herein by reference.

                                                             Page 7 of 71 pages


      Item 7.  Material to be Filed as Exhibits.

           Information regarding the directors and executive officers of the Reporting Person is filed as Exhibit 1 hereto. The Financing Commitment is filed as Exhibit 2 hereto. The Proposal is filed as Exhibit 3 hereto. The First Union Commitment is filed as Exhibit 4 hereto. Certain information regarding Delcor is filed as Exhibit 5 hereto. Certain information regarding First Union Corporation is filed as
      Exhibit 6 hereto.

                                                             Page 8 of 71 pages

           Signatures.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

      Dated: November 23, 1994


                                      NATIONSBANK CORPORATION


                                      By:    /s/ Paul J. Polking

                                           Paul J. Polking, Executive Vice
                                           President and General Counsel

                                                             Page 9 of 71 pages



                                    EXHIBIT INDEX



                                                                    SEQUENTIALLY
          EXHIBIT   TITLE                                           NUMBERED
                                                                    PAGE

          1 Certain information regarding the directors and executive officers of NationsBank Corporation

          2 Commitment letter of NationsBank Corporation and NationsBank of North Carolina dated
                    November 15, 1994 addressed to Delcor, Inc.

          3         Letter dated November 15, 1994 from Delcor, Inc.
                    to the Board of Directors of National Gypsum Company setting forth the terms of a proposed merger between a company to be formed by Delcor, Inc.
                    and National Gypsum Company

          4 Commitment letter of First Union Corporation and First Union National Bank of North Carolina dated November 15, 1994 addressed to Delcor, Inc.

          5         Certain information regarding Delcor, Inc.

          6         Certain information regarding First Union Corporation

***************************************************************************
                                APPENDIX

On page 1 of Exhibit 2 the NationsBank logo appears where indicated.

On page 1 of Exhibit 4 the First Union logo appears where indicated.